UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Dear Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09 (“ICVM 481”), as amended, discloses to its shareholders and the market in general the consolidated voting statement related to the remote voting bulletin for the purpose of the exercise of voting rights at the Extraordinary Shareholders’ Meeting (Assembleia Geral Extraordinária – AGE) to be held on September 17, 2020.

The Company clarifies that the exercise of such voting rights via the completion and submission/delivery of a remote voting bulletin does not prevent attendance at the AGE and the exercise of the in-person vote, in which case the AGE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481.

The Company emphasizes that it will carry out verification of the shareholding position as is customarily conducted for its General Shareholders’ Meetings to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and submitting/delivering a remote voting bulletin, taking into account, for the purpose of computation of such votes, the most recent position of each shareholder as available to the Company (or, if unavailable, the shareholding position as provided by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481).

The Company also cautions that the information contained in the consolidated summary voting statement published in accordance with the provisions of Article 21-W, third paragraph, of CVM Instruction No. 481, may not represent the results of the votes with respect to the matters that will be submitted for deliberation at the AGE, according to the Call Notice published on August 18, 2020, considering that such summary voting statement comprises only the votes cast by remote voting.

Rio de Janeiro, September 16, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Consolidated Voting Statement

General Shareholders’ Meeting – September 17, 2020 at 11 a.m

Agenda Item	Description of Deliberation	Voting Position	Total Number of Shares
(1)	Amendment to article 64 of the Company's Bylaws.	Approve	359,048,342
		Reject	0
		Abstain	0
(2)	Indication of all nominees that integrate the slate (votes indicated on this field will be disconsidered in case the shareholder with voting rights also fills the fields for separate election of the members of the members of the board of directors and also if the separate election regarding these fields occur) – Chapa da Proposta da Administração	Approve	359,048,342
		Reject	0
		Abstain	0
(3)	In case one of the running candidates fails to compose, can the votes regarding your shares still be attributed the chosen slate?	Yes	85,171,288
		No	273,877,054
		Abstain	0
(4)	In case of the adoption of multiple voting, should the votes regarding your shares be equally distributed in percentages for all the members of the slate you have chosen? [In case the shareholder chooses to abstain and the election occurs by the multiple voting process, his vote must be counted as an abstention in the respective resolution.]	Yes	85,165,188
		No	0
		Abstain	273,883,154
(6)	Do you want to request the adoption of multiple voting process for the election of the Board of Directors, pursuant the provisions of Article 141 of Law No. 6,404/76?	Yes	0
		No	114,782,809
		Abstain	244,265,533
(7)	In case the multiple voting process is adopted, if one or more candidates that comprise the slate ceases to be part of it, the votes corresponding to your shares should be distributed in equal percentages to the remaining members of the slate you have chosen?	Yes	85,171,288
		No	0
		Abstain	273,877,054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer